EXHIBIT 99.12
                                                                   -------------

                                  NO. 00-08824

LSOF POOLED EQUITY, L.P.            ss.                 IN THE DISTRICT COURT
                                    ss.
                 v.                 ss.                 162ND JUDICIAL DISTRICT
                                    ss.
GREENBRIAR CORPORATION              ss.                DALLAS COUNTY, TEXAS


                  DEFENDANT'S ORIGINAL ANSWER AND COUNTERCLAIM
                  --------------------------------------------


TO THE HONORABLE JUDGE OF SAID COURT:

         NOW COMES, Greenbriar Corporation, Defendant in the above entitled and numbered cause, files this its Original Answer and Counterclaim to Plaintiff's Original Petition filed herein, and for same would respectfully show unto the Court as follows:

                                       I.

                                 GENERAL DENIAL
                                 --------------

         1. Defendant Greenbriar Corporation denies each and every, all and singular, the material allegations contained in Plaintiff's Original Petition and demands strict proof thereof by a preponderance of the evidence. This constitutes a general denial under Tex. R. Civ. P. 92.

                                       II.

                    SPECIFIC DENIALS AND AFFIRMATIVE DEFENSES
                    -----------------------------------------

         2. Greenbriar specifically denies that all conditions precedent necessary to Plaintiff's action have either occurred or have been performed, excused, or waived.

         3. Contrary to what Plaintiff asserts, an adjustment to the Conversion Price does not occur automatically. Instead, the Certificates of Obligation describe precise procedures that must be followed for a Conversion Price adjustment to take place. These procedures are intended to prevent any "automatic" or inadvertent adjustment to the Conversion Price. None of those procedures occurred, so no adjustment to the Conversion Price has taken place. The Conversion Price remains at $17.50.

         4. Greenbriar has tendered to Plaintiff the amount of shares to which Plaintiff would be entitled, were Plaintiff exercising its conversion rights. Plaintiff, however, returned those shares and stated that Plaintiff was not converting its preferred shares at $17.50.

         5. Additionally and/or alternatively, the options that allegedly gave grounds for an adjustment to the Conversion Price were terminated before Plaintiff tendered its offer to convert. Consequently, the correct Conversion Price was $17.50. Plaintiff itself has rejected any conversion at that price.

         6. Additionally and/or alternatively, the options that allegedly gave grounds for an adjustment to the Conversion Price have been rescinded and annulled. The Certificates of Designation contemplated just such action and, accordingly, expressly provide that the Conversion Price remain at $17.50.

         7. Additionally and/or alternatively, Plaintiff did not follow the correct procedures to convert any of its preferred shares if there was an adjustment in the conversion price.

         8. Greenbriar has not committed any alleged default in reserving a sufficient number of shares of common stock. Consequently, Plaintiff is not entitled to any of the remedies set forth in the Certificates of Obligation.

         9. To the contrary, Plaintiff's agreement with Greenbriar requires Greenbriar to stay listed on the American Stock Exchange which in turn prohibits Greenbriar from issuing, without shareholder approval, 20% or more of its outstanding shares. Thus, Plaintiff's attempted conversion at $0.69 would have forced Greenbriar to breach the agreement and consequently, was null and void, and of no effect.

         10. Moreover, the Plaintiff attempt at conversion requested a totally improper number of shares. Specifically, Plaintiffs' attempted conversion purported to direct Greenbriar to issue Plaintiff 27,493 more shares than it would have been entitled to, even if the Conversion Price had been $0.69 per share, which Greenbriar strenuously denies.

         11. Plaintiff has undoubtedly realized that it has less than 60 days to the mandatory conversion date of January 13, 2001 at a Conversion Price of $17.50. Plaintiff's actions described in its petition simply represent a transparent attempt to circumvent this mandatory conversion obligation.

         12. Plaintiff is not entitled to injunctive relief because there is no immediate and irreparable injury or harm to Plaintiff.

         13. Plaintiff is not entitled to injunctive relief because it has an adequate remedy at law.

         14. Plaintiff is not entitled to injunctive relief because it would, by causing a forfeiture of 80% of the Common Stock to Plaintiff in a windfall, usurp the status quo, not preserve it.

         15. Plaintiff is not entitled to injunctive relief because it seeks injunctive relief with unclean hands. Plaintiff has engaged in bad faith and/or inequitable conduct which precludes the exercise of its conversion rights.

         16. Plaintiff has waived and/or is estopped from converting the Preferred Stock to Common Stock at $.0.69 per share.

         17. Additionally and/or in the alternative, Plaintiff has treated the Preferred Stock Redemption Obligation, as in substance, a debt or loan. To the extent that is so, such debt or loan includes a charge for the use, forbearance, or detention of money that constitutes interest. This interest exceeds the amount allowed by law. Hence, the Preferred Stock Redemption Obligation is usurious.

                                      III.

                                  COUNTERCLAIM
                                  ------------

         Greenbriar Corporation, Defendant in this action, as counter-plaintiff ("Greenbriar") complains of Plaintiff, LSOF Pooled Equity, L.P., as counter-defendant ("Lone Star"), and for cause of action alleges the following by way of counterclaim:

                               BREACH OF CONTRACT
                               ------------------

         On January 13, 1998, Lone Star and Greenbriar entered into a Stock Purchase Agreement with an effective date of December 31, 1997 which included a Preferred Stock Redemption Obligation. Specifically, Lone Star paid $22,000,000 to Greenbriar for the following shares of Greenbriar Preferred Stock: (i) 1,400,000 shares of Greenbriar's Series F Senior Convertible Preferred Stock, and (ii) 800,000 shares of Greenbriar's Series G Senior Non-Voting Convertible Preferred Stock. Lone Star and Greenbriar agreed that Greenbriar, through a series of asset sales and refinancings would redeem all of the Preferred Stock in Greenbriar held by Lone Star. In accordance with the redemption agreement,

Greenbriar began to sell and/or refinance certain capital assets and the first payment occurred on January 31, 2000. Greenbriar used the proceeds from such sales or refinancing efforts to redeem the preferred stock shares held by Lone Star. On each of these asset sales or refinancings, Lone Star accepted the net proceeds and tendered its certificates representing the redeemed preferred stock. Despite the redemption agreement, Lone Star has wrongfully refused to allow Greenbriar to complete its plan of asset sales or refinancings. Lone Star' s actions constitute a breach of contract. As a result of Lone Star's breach of contract, Greenbriar has been damaged in a sum which exceeds the minimum jurisdictional limits of the Court. Because of Lone Star's actions, Greenbriar has been required to retain the services of counsel to prosecute this claim. Accordingly, under TEX.CIV.PRAC. & REM. CODE ss. 38.001 et seq., Greenbriar is entitled to recover reasonable attorney's fees from Lone Star.

         Alternatively and/or additionally, Lone Star and Greenbriar reached agreement on a restructuring of the payments from Greenbriar to Lone Star. As a part of this agreement, Lone Star agreed that Greenbriar would refinance or liquidate substantial assets in order to repay Lone Star. These transactions would occur in an orderly fashion and, accordingly, Lone Star agreed to forbear from any drastic action that would interfere with the transactions. Lone Star's actions in attempting to take over 80% of the Common Stock, thereby effectuating a "change in control" as defined in many agreements representing Greenbriar's substantial assets, interfere with Greenbriar's efforts to refinance or liquidate. Lone Star's actions therefore constitute a breach of contract. As a result of Lone Star's breach of contract, Greenbriar has been damaged in a sum which exceeds the minimum jurisdictional limits of the Court. Because of Lone Star's actions, Greenbriar has been required to retain the services of counsel to prosecute this claim. Accordingly, under TEX.CIV.PRAC. & REM. CODE ss. 38.001 et seq., Greenbriar is entitled to recover reasonable attorney's fees from Lone Star.

                                       IV.

                                PRAYER FOR RELIEF
                                -----------------

         WHEREFORE PREMISES CONSIDERED, Greenbriar Corporation requests judgment of the court against Lone Star as follows:

         1.       Lone Star take nothing by its suit.

         2.       For damages within the jurisdictional limits of the court.

         3.       Prejudgment and postjudgment interest as provided by law.

         4.       Prejudgment and postjudgment interest as provided by law.

         5.       Reasonable attorneys' fees.

         6.       Costs of suit.

         7. Such other and further relief to which Greenbriar may be justly entitled.

                                      Respectfully submitted,

                                      SUSMAN GODFREY L.L.P


                                      By: /s/ Terrell W. Oxford
                                         -------------------------------------
                                          Terrell W. Oxford
                                          State Bar No. 15390500
                                          Salvador Espino
                                          State Bar No. 00795007
                                          901 Main Street, Ste. 4100
                                          Dallas, Texas 75202
                                          Telephone: (214) 754-1908
                                          Telecopy:  (214) 665-0853

                                          Attorneys for Defendant
                                          Greenbriar Corporation

                             CERTIFICATE OF SERVICE
                             ----------------------

         This is to certify that on this the 20th day of November, 2000, a true and correct copy of the above and foregoing instrument was properly forwarded to the following counsel of record in accordance with Rules 21 and 21a of the Texas Rules of Civil Procedure as indicated below:

         T. Ray Guy                             VIA CERTIFIED MAIL-
         K. Todd Phillips                       -------------------
         Weil, Gotshal & Manges L.L.P.          RETURN RECEIPT REQUESTED
         100 Crescent Court, Suite 1300         ------------------------
         Dallas, Texas 75201-6950



                                                /s/ Salvador Espino
                                           --------------------------------
                                                Salvador Espino